ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-5139
July 31, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-5139

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

Annual securities report dated June 30, 2006 for the fiscal year ended March 31, 2006.

An annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 30, 2006 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. History of the company
   3. Substance of business
   4. Related companies
   5. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. Conditions of sales and purchase
   3. Material business issues to be dealt with
   4. Risks pertaining to operation of business, etc.
   5. Contracts material to operation of business
   6. Research and development activities
   7. Analysis of financial conditions and operating results

III. Conditions of facilities
   1. Outline of capital expenditures, etc.
   2. Conditions of principal facilities
   3. Plans for establishment, disposal, etc. of facilities

IV. State of the company
   1. Information concerning shares, etc.
   2. Acquisition, etc. of treasury stock
   3. Dividend policy
   4. Changes in share price

5. Officers
6. Conditions of corporate governance

V. Financial condition
1. Consolidated financial statements, etc.
2. Non-consolidated financial statements, etc.

VI. Outline of share handling, etc. in Japan

VII. Information for reference

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Audit Reports

The annual securities report is available for public inspection through EDINET and at the Jasdaq Securities Exchange, Inc. for a certain period.

Extraordinary Reports

(1) An Extraordinary Report regarding business integration through transition to holding company structure, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and subparagraphs 6-2 and 7 of paragraph 2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., was filed with the Director of the Kanto Local Finance Bureau on March 16, 2006 through EDINET. The extraordinary report is available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.

(2) An Extraordinary Report regarding changes in directors, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and subparagraph 9 of paragraph 2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., was filed with the Director of the Kanto Local Finance Bureau on April 3, 2006 through EDINET. The extraordinary report is available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.

(3) An Extraordinary Report regarding addition of a consolidated subsidiary, prepared in accordance with paragraph 4 of Article 24-5 of the Securities and Exchange Law and

subparagraph 3 of paragraph 2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc., was filed with the Director of the Kanto Local Finance Bureau on May 17, 2006 through EDINET. The extraordinary report is available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.

Amendment to Semi-Annual Securities Report

An amendment to Semi-Annual Securities Report for the six-month period ended September 30, 2005, filed with the Director of the Kanto Local Finance Bureau through EDINET on December 22, 2005, was prepared in order to amend descriptions in "PART ONE CORPORATE INFORMATION - I. Outline of the company", "II. Business operations" and "V. Financial condition", and was filed with the Director of the Kanto Local Finance Bureau on May 25, 2006 through EDINET. The amendment to semi-annual securities report is available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.

Amendments to Extraordinary Reports

(1) An amendment to Extraordinary Report, filed with the Director of the Kanto Local Finance Bureau through EDINET on May 17, 2006, was prepared in order to withdraw such Extraordinary Report, and was filed with the Director of the Kanto Local Finance Bureau on May 18, 2006 through EDINET. The amendment to extraordinary report is available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.

(2) An amendment to Extraordinary Report, filed with the Director of the Kanto Local Finance Bureau through EDINET on March 16, 2006, was prepared in order to amend certain terms of the business integration set forth in such Extraordinary Report, and was filed with the Director of the Kanto Local Finance Bureau on May 18, 2006 through EDINET. The amendment to extraordinary report is available for public inspection through EDINET and at the Japan Securities Dealers Association for a certain period.